UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mattersight Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

577097108
(CUSIP Number)

Robert Yin
Sutter Hill Ventures
755 Page Mill Rd., Suite A-200
Palo Alto, CA  94304
650-493-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108
1.	Names of Reporting Persons Sutter Hill Ventures, a California Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,763,295*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,763,295*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,763,295
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) PN
___________________________
* See Note 1 on Appendix A.
2

CUSIP No. 577097108
1.	Names of Reporting Persons Tench Coxe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,146,125*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 2,146,125*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,909,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 3 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 577097108
1.	Names of Reporting Persons James N. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,396*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 250,396*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,013,691
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 4 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 577097108
1.	Names of Reporting Persons Jeffrey W. Bird
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 211,031*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 211,031*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,974,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 5 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 577097108
1.	Names of Reporting Persons Michael L. Speiser
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 207,128*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 207,128*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,970,423
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 6 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 577097108
1.	Names of Reporting Persons Stefan A. Dyckerhoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,368*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 26,368*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,789,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 7 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. 577097108
1.	Names of Reporting Persons Samuel J. Pullara III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,368*
	8.	Shared Voting Power 1,763,295**
	9.	Sole Dispositive Power 26,368*
	10.	Shared Dispositive Power 1,763,295**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,789,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN
___________________________
* See Note 8 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

Introductory Note:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and amended on December 1, 2011, September 4, 2012, December 6, 2013 and November 12, 2015 (as amended, the “Original Schedule 13D”).  This Amendment No. 5 is being filed to report the distribution in kind by SHV of an aggregate of 319,847 shares of the Issuer’s Common Stock and 96,261 shares of the Issuer’s Series B Preferred Stock to the managing directors of the General Partner of SHV.

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b)  The responses to Items 7 — 13 of the cover pages of the Schedule are incorporated herein by reference. Also see the notes to Appendix A.

(c)  On November 19, 2015, in accordance with the terms of its limited partnership agreement, SHV distributed in kind, on a pro rata basis and for no additional consideration, an aggregate of 319,847 shares of the Issuer’s Common Stock and 96,261 shares of the Issuer’s Series B Preferred Stock to the managing directors of its General Partner, including the following Reporting Persons, who are also members of the management committee of the General Partner:

Name of Reporting Person	Shares of Common Stock Received in Distribution	Shares of Common Stock Received in Distribution
Tench Coxe	19,011	5,722
James N. White	43,572	13,114
Jeffrey W. Bird	49,759	14,976
Michael L. Speiser	151,092	45,473
Stefan A. Dyckerhoff	17,333	5,217
Samuel J. Pullara III	17,333	5,217

Except as set forth above, none of the Reporting Persons have effected any transactions involving the Common Stock or Series B Preferred Stock since the date of the Reporting Persons’ filing of Amendment No. 4 to the Schedule 13D with the SEC on November 12, 2015.

(d)  None of the Reporting Persons know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by such Reporting Person.

(e)  Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 2015	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

APPENDIX A TO SCHEDULE 13D - MATTERSIGHT CORPORATION

Aggregate Number of
	Shares Beneficially Owned		% of
Name of Reporting Person	Individual	Aggregate	Total Shares

Sutter Hill Ventures, a California Limited Partnership	1,763,295	Note 1			6.7%

Tench Coxe	2,146,125	Note 3			8.2%
			3,909,420	Note 2	14.6%

James N. White	250,396	Note 4			1.0%
			2,013,691	Note 2	7.6%

Jeffrey W. Bird	211,031	Note 5			0.8%
			1,974,326	Note 2	7.5%

Michael L. Speiser	207,128	Note 6			0.8%
			1,970,423	Note 2	7.4%

Stefan A. Dyckerhoff	26,368	Note 7			0.1%
			1,789,663	Note 2	6.8%

Samuel J. Pullara III	26,368	Note 8			0.1%
			1,789,663	Note 2	6.8%
___________________________

Note 1: Includes 639,253 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 2:  Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership (“SHV”).  The individual is a managing director and member of the management committee of the General Partner of SHV.

Note 3:  Includes 615,148 shares (of which 202,977 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 73,411 shares held by a retirement trust for the benefit of the reporting person, 1,283,497 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner, 115,575 shares subject to director’s options which will be vested and exercisable within 60 days of November 23, 2015, 53,600 shares that were acquired upon the exercise of director’s options and held in the reporting person’s individual name and 4,894 shares which were received in lieu of Board of Directors fee payments. The reporting person shares pecuniary interest in the director’s options and compensation shares with other individuals pursuant to a contractual relationship.

Note 4: Includes 234,208 shares (of which 62,093 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Revocable Trust of which the reporting person is a trustee, 10,188 shares held by a retirement trust for the benefit of the reporting person and 6,000 shares held in a Roth IRA account for the benefit of the reporting person.

Note 5: Includes 118,663 shares (of which 46,823 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee and 92,368 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 6:  Includes 207,128 shares (of which 47,327 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Speiser Trust of which the reporting person is a trustee.

Note 7: Includes 26,368 shares (of which 5,217 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Dyckerhoff 2001 Revocable Trust Dated August 30, 2001 of which the reporting person is a trustee.

Note 8: Includes 26,368 shares (of which 5,217 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Pullara Revocable Trust U/A/D 8/21/13 of which the reporting person is a trustee.